UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

25 June 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isis Pharmaceuticals, Inc.

File No. 0-19125 -- CF# 25192

        Isis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2010.

        Based on representations by Isis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 17, 2018
Exhibit 10.2	through February 24, 2020
Exhibit 10.3	through March 30, 2020
Exhibit 10.4	through March 30, 2020
Exhibit 10.5	through March 30, 2020

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel